News Release
B2Gold Corp.: Third Quarter and Year-to-date 2017 Results – Conference Call / Webcast Details

Vancouver, November 6, 2017 – B2Gold Corp. (TSX: BTO, NYSE AMERICAN: BTG, NSX: B2G) (“B2Gold” or the “Company”) will release its third quarter and year-to-date 2017 results before the North American markets open on Wednesday, November 8, 2017.

B2Gold executives will host a conference call to discuss the results on Wednesday, November 8, 2017, at 10:00 am PST / 1:00 pm EST. You may access the call by dialing the operator at +1 647-788-4919 (local or international) or toll free at +1 877-291-4570 prior to the scheduled start time or you may listen to the call via webcast by clicking here: http://www.investorcalendar.com/event/21171. A playback version will be available for one week after the call at +1 416-621-4642 (local or international) or toll free at +1 800-585-8367 (passcode 1308311).

About B2Gold Corp.

Headquartered in Vancouver, Canada, B2Gold Corp. is one of the fastest-growing intermediate gold producers in the world. Founded in 2007, today, B2Gold has five operating gold mines and numerous exploration and development projects in various countries including Nicaragua, the Philippines, Namibia, Mali, Burkina Faso, Colombia and Finland.

Based on current assumptions and updates to B2Gold’s current year guidance and long-term mine plans, the Company is projecting consolidated gold production in 2017 of between 530,000 and 570,000 ounces (including estimated pre-commercial production from the new Fekola Mine of between 50,000 and 55,000 ounces). In 2018, production is forecast to increase significantly to between 925,000 and 975,000 ounces with the inclusion of the anticipated first full year of commercial production at Fekola.

ON BEHALF OF B2GOLD CORP.
“Clive T. Johnson”
President and Chief Executive Officer

For more information on B2Gold please visit the Company website at www.b2gold.com or contact:

Ian MacLean	Katie Bromley
Vice President, Investor Relations	Manager, Investor Relations & Public Relations
604-681-8371	604-681-8371
imaclean@b2gold.com	kbromley@b2gold.com